UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2021

DF Growth REIT II, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11394

Delaware	85-26000369
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

750 B Street Suite 1930 San Diego, CA 92101	(858) 430-8528
(Address of principal executive offices)	Issuer’s telephone number, including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company was formed on August 6, 2020 and qualified by the Securities and Exchange Commission on January 29, 2021. As of June 30, 2021, the Company has not yet commenced its operations but plans to begin raising money and making investments starting in the second half of the year.

For the period from January 1, 2021 through June 30, 2021 (the “Reporting Period”) (i) the net taxable income of the Company was less than zero, (ii) the real estate investment trust taxable income of the Company was less than zero, and (iii) the Company had no net income from foreclosure property.

Liquidity & Capital Resources

The Company is seeking to raise up to $75,000,000 of capital in the Offering by selling Class A Investor Shares. As of June 30, 2021, the Company had raised $0.

The Company does not currently have any unfunded capital commitments. We expect to deploy almost all of the capital we raise in the Offering in making real estate investments. Should we need more capital for any reason, we could either sell more Class A Investor Shares or sell other classes of securities. In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $75,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

During the Reporting Period, the Company was faced with many challenges and opportunities as a result of the COVID-19 pandemic. Among them:

●	According to the U.S. Bureau of Economic Analysis, real gross domestic product in the United States grew by a strong 6.3%, with many economic forecasters projecting continued strong growth through the rest of the year. Higher levels of economic growth mean more money flowing through the economy and more opportunities for tenants of multifamily properties to find gainful employment. This in turn means that fewer tenants will default on their rental obligations, simultaneously ensuring a steady flow of operating cash flow while decreasing expenses in evicting existing tenants.

●	According to Pew Research, between the second quarter of 2019 through the second quarter of 2021, the median hourly wages of high-wage workers increased from $50.59 to $52.68 and the median for low-wage workers increased from $10.79 to $11.70. Given that many tenants of multifamily housing projects fall within the low- and medium-wage categories, this is a welcome development since it means that tenants of multifamily housing projects will have greater means to afford their rent and also means tenants of other types of property that we intend to invest in (such as commercial and industrial properties) shall have sufficient means to pay their rental obligations as well.

●	According to the U.S. Bureau of Labor Statistics, the United States seasonally-adjusted unemployment rate has dropped significantly to 5.2% as of August 2021, down from roughly 15% during the height of the pandemic. This drop in unemployment has been felt across all demographic and socioeconomic indicators, meaning that the dark days of the pandemic-induced recession appear to be behind us. Moreover, many of the industries such as retail, hospitality, and food/beverage that employ many tenants of multifamily properties continue to experience extreme labor shortages, indicating that market demand for labor provided by many tenants of multifamily properties will continue into the foreseeable future. All of these are overwhelmingly positive trends that should ensure at least a steady demand for multifamily properties moving forward.

●	Likely as a result of these positive economic indicators, Fannie Mae’s mid-year multifamily market outlook projects that demand for multifamily housing will cause vacancy rates to decline through the next 12 to 24 months. As a result, Fannie Mae is projecting that rents will likely increase during this period after remaining flat or negative through most of 2020. All of this means that the multifamily market will continue to be a lucrative investment opportunity through the foreseeable future and we believe the Company is well-positioned to take advantage of these trends.

At the same time, not all social or economic indicators are as rosy as they may otherwise appear. For example:

●	The United States is still experiencing high levels of new coronavirus cases and deaths which will likely continue to impact both our tenants and our core business operations. Greater viral spread means more opportunities for the pandemic to impact tenants directly (or indirectly through a friend or family member) which would impact their ability to pay their rent on time and in full. In the worst cases, some tenants may die or become hospitalized for a significant amount of time or someone they are close with may do the same. Even in the best case scenario, many persons who are infected with COVID-19 recover but still have long-lasting effects commonly referred to as “long COVID.” In either situation, this may cause a decrease in rental payments while increasing our operating costs due to the expense of foreclosing or evicting on tenants.

●	The substantial influx of government aid to fight the pandemic and the resulting economic growth have led to an increase in inflation not seen in more than a decade. While many experts believe this inflation is only temporary and will only affect a few industries long-term, it is possible these experts are wrong and that the current levels of inflation will continue to rise in the future. This sort of inflation, which so-far has impacted the cost of essential goods such as food and transportation (especially the price of used cars), is unfortunately the type of inflation that will likely hit our tenants the hardest. Although we are hopeful that Congress will take action to provide additional support to tenants, we remain optimistic that any inflation is merely temporary and will not otherwise impact our operations in any significant way.

●	With so much capital being injected into the United States market, the real estate market is heating up to levels not seen since before the Great Recession in 2008-09. Interest rates on mortgage loans remains at or near historic lows and the interruption to the construction market brought on by the pandemic and its resulting impacts on global supply chains means that competition for new investment opportunities can be fierce with many new participants entering an already crowded industry. Because of the track record of our Manager and our principals, we believe the Company is well-positioned to navigate this challenging market once we begin to deploy the capital we intend to raise from investors later this year.

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

Item 2

Other Information

None.

Item 3

Financial Statements

DF Growth REIT II, LLC

Index

Page

Balance Sheet	F-2

Notes to Financial Statements	F-3-F-5

DF Growth REIT II, LLC

Balance Sheet

As of June 30, 2021

As of June 30, 2021
ASSETS
Deferred Offering Costs	$45,450
TOTAL ASSETS	$45,450

LIABILITIES AND EQUITY

LIABILITIES
Accounts Payable	$45,450
TOTAL LIABILITIES	$45,450

TOTAL LIABILITIES AND EQUITY	$45,450

The accompanying notes are an integral part of these financial statements.

DF Growth REIT II, LLC

Notes to the Financial Statements

June 30, 2021

Note 1 – Nature of Operations

DF Growth REIT II, LLC (the “Company”) is a limited liability company organized August 6, 2020 under the laws of Delaware. The Company was formed to purchase and invest in certain real estate properties and projects such as multi-family and commercial real estate.

As of June 30, 2021, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

The Company is externally managed by DF Manager, LLC., (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2021, deferred offering costs totaled $45,450.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of June 30, 2021.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of units outstanding during the period, excluding units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average of units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive items are excluded from the computation of the diluted net earnings or loss per unit if their inclusion would be anti-dilutive. As no potentially dilutive items exist and no membership units are outstanding as of June 30, 2021, the Company has not presented basic net loss per unit or diluted net loss per unit.

Note 3 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur additional costs in pursuit of its capital financing plans, and has not generated any revenues as of June 30, 2021. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

Note 4 – Member’s Equity / (Deficit)

No membership units have been issued and no capital has been contributed to the Company as of June 30, 2021.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Note 5 – Subsequent Events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 28, 2021, the date the financial statements were available to be issued.

Offering Proceeds

As of September 28, 2021, we had raised total gross offering proceeds of approximately $2,649,511 from settled subscriptions and issued an aggregate of 264,951 shares of our common stock. As of September 28, 2021, approximately $72,350,489 in shares remained available for sale to the public pursuant to the Offering.

Note 6 – Miscellaneous Items

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, per Alan Lewis, Chief Investment Officer, this COVID-19 outbreak is not expected to have a permanent negative impact on DF Growth REIT II’s operations. Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, such as impairment losses related to goodwill and other long-lived assets.

Item 4

Exhibits

Exhibit 1A-2A	Certificate of Formation.*

Exhibit 1A-2B	LLC Agreement – The agreement by and among the Company and all of its members captioned “Limited Liability Company Agreement” and dated August 20, 2020.*

Exhibit 1A-2C	Authorizing Resolution – The resolution adopted by the Manager creating the Class A Investor Shares.*

Exhibit 1A-6A	Investment Agreement – The agreement to be signed by each Investor to acquire a Class A Investor Shares.*

Exhibit 1A-6B	Management Agreement – The agreement captioned “Management Services Agreement” by and between the Company and the Manager dated August 20, 2020.*

*	All Exhibits are incorporated by reference to those previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF Growth REIT, LLC

By:	DF Manager, LLC, as Manager

	By:	DiversyFund, Inc., as Manager

		By	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.
September 28, 2021

/s/ Craig Cecilio
Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc.
September 28, 2021